SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                     ELECTROCHEMICAL INDUSTRIES (1952) LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))


                              ICC INDUSTRIES INC.
                                ICC TRADING INC.
                                ICC HANDELS A.G.
                                 JOHN J. FARBER
                     (NAMES OF FILING PERSONS (OFFERORS))

                             -----------------------

                     ORDINARY SHARES OF NIS 1 PAR VALUE EACH
                         (TITLE OF CLASS OF SECURITIES)

                                    M3909Q104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PAUL FALICK, ESQ.
                                 GENERAL COUNSEL
                               ICC INDUSTRIES INC.
                                 460 PARK AVENUE
                               NEW YORK, NY 10022
                                 1.212.521.1789

                                 With a copy to:

                               GREGORY KATZ, ESQ.
                            THELEN REID & PRIEST LLP
                          875 THIRD AVENUE, 10TH FLOOR
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: 1.212.603.2000

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

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


                            CALCULATION OF FILING FEE

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     TRANSACTION VALUE                                 AMOUNT OF FILING FEE
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      Not Applicable                                      Not Applicable
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[_]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $______________  Filing party: _______________
     Form or Registration No.:  ______________  Date Filed:   _______________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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This Tender Offer Statement on Schedule TO is filed by ICC Industries Inc.
("ICC"). Pursuant to general instruction D to Schedule TO, this Schedule TO relates to precommencement communications by ICC.

ICC AND ITS AFFILIATES HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THESE COMMUNICATIONS. UPON THE COMMENCEMENT OF ANY TENDER OFFER, THEY WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFERORS.


[ICC LOGO]    460 PARK AVENUE
              NEW YORK, NY 10022
              TEL: (212) 521-1700
              FAX: (212) 521-1959
              INTERNET ADDRESS: jjf@iccchem.com


ICC INDUSTRIES INC.
JOHN J. FARBER
CHAIRMAN OF THE BOARD


                                          April 25, 2003


Board of Directors
Electrochemical Industries (1952) Ltd.
P.O.B. 2357, Acre 24122
ACCO Southern Industrial Zone
(opposite Kibbutz Ein Hamifratz)
Israel

Gentlemen/Ladies:

We wish to advise that ICC Industries Inc. ("ICC"), through one of the companies in the ICC group that either currently exists or will be established, intends to offer to purchase all of the ordinary shares of NIS 1 par value of Electrochemical Industries (1952) Ltd. (the "Company"), held by all non-ICC group shareholders of the Company.

This offer will be made in the form of a full tender offer in accordance with all applicable provisions of Israeli and United States law. The offer price will be NIS 0.45 per ordinary share.

                                          Very truly yours,

                                          ICC INDUSTRIES INC.

JJF:leb
       Dr. John J. Farber